FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For February 2, 2007

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   February 2, 2007

By: Signed "Cathy Zhai"

Cathy Zhai

Chief Financial Officer

NEWS RELEASE

                           For Immediate Release

Norsat Preannounces Q4 Earnings and Revenues

(Vancouver, Canada) February 2nd, 2007, 06:00 EST – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB), a leading provider of intelligent satellite solutions, today announced that it expects to report revenues of better than $5 million for the fourth quarter of 2006 based on preliminary, unaudited financial results.  Norsat also expects to report substantial improvements in per share results of better than $0.005 for the fourth quarter of 2006; and a combined cash and accounts receivable balance as at December 31, 2006, of approximately $4 million.

Results for the fourth quarter are expected to be released prior to market open on Monday, April 2nd, 2007. The Company will also be conducting a conference call with Dr. Amiee Chan, President and Chief Executive Officer, at 2:00 p.m. PST on Tuesday, April 3rd to discuss these results and present additional information about the Company's business and plans for 2007. Interested parties may register their interest by e-mailing the Company’s investor relations personnel prior to 5:00 pm on Monday, April 2nd, 2007, at investor@norsat.com. An audio recording of the conference call will be archived on the investor relations section of Norsat's website at www.norsat.com/investors.

The Company will also be presenting its growth strategy at the TSX / Equicom ‘On the Radar’ Company Showcase on April 12, 2007 (12:00pm EST) in Toronto. The event is open to all interested investment advisors/professionals in the Toronto area. To receive an event invitation, please contact: Nadine Metwaly – 416-815-0700 ext: 225 or nmetwaly@equicomgroup.com.  A recording of this event will also be available on the investor relations section of the website at www.norsat.com/investors by April 16th, 2007.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes included therein for the three and nine months ended September 30, 2006, and the restated audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.

All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2005, and other information related to the Company, may be found on the company’s website at www.norsat.com.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

# # #

Norsat International Inc. Contact:

Dr. Amiee Chan

+1 (604) 821-2808

achan@norsat.com